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                             June 17, 2024

       Graham Tiver
       Chief Financial Officer
       WOODSIDE ENERGY GROUP LTD
       Mia Yellagonga, 11 Mount Street
       Perth, Western Australia 6000
       Australia

                                                        Re: WOODSIDE ENERGY
GROUP LTD
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 27,
2024
                                                            File No. 001-41404

       Dear Graham Tiver:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Our Business
       Reserves Statement
       2023 Proved Reserves, page 48

   1. We note disclosure under the heading "International," here and throughout your filing, which appears to
combine information for various individual countries. Please refer to the requirements for
separate disclosure by geographic area in: Item 1201(d) of Regulation S-
                                                        K relating to the
disclosures required in Items 1202 through 1208 and in FASB ASC 932-
                                                        235-50-6 through 6B
relating to the disclosures required in FASB ASC 932-235-50-4 through 50-36, and
revise your disclosures accordingly or tell us why a revision is not needed.

                                                        This comment applies to
the following disclosures:
                                                            Proved developed,
proved undeveloped, and total proved reserves in Tables 1 and 2 on pages 48, 49,
and 50
 Graham Tiver
FirstName  LastNameGraham Tiver
WOODSIDE     ENERGY GROUP    LTD
Comapany
June       NameWOODSIDE ENERGY GROUP LTD
     17, 2024
June 17,
Page 2 2024 Page 2
FirstName LastName
                Proved Undeveloped Reserves Reconciliation in Table 3 on page
51
                Capitalized costs on page A-1
                Costs incurred on page A-2
                Results of operations on page A-3
                Standardized measure on page A-4 and Changes therein on page
A-5
                Volumes, Realized Prices and Operating Revenues By Product on pages A-9
                Drilling and Other Exploratory and Development Activities and Present Development
              Activities on page A-15
                Oil and Gas Properties, Wells, Operations and Acreage and Delivery Commitments
              on page A-16
                Production, Average sales price, and Total average production cost on page A-17
2. We note you do not provide an explanation for the significant change in total proved reserves for the year ended December 31, 2021 relating to extensions and discoveries.
         Please expand your disclosure to explain the reasons for significant changes in the net quantities of total proved reserves for each line in the reserves reconciliation, other than production, for each period presented. Refer to FASB ASC 932-235-50-5 and Instruction
         1 to Item 302(b) of Regulation S-K.
3. Please disclose if all proved undeveloped reserves (other than PUDs associated with
         Julimar Brunello) are scheduled to be fully developed within five years of initial booking.
Additional Information
Supplementary Information on Oil and Gas-Unaudited
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves (Standardized Measure), page A-4

4. You disclose your reserves evaluation used the unweighted average first-day-of-the-month market prices for the previous 12-months as prescribed by the SEC. Please consider expanding your disclosure to provide the actual SEC benchmark prices. Volumes, Realized Prices and Operating Revenues by Product, page A-9

5.       Please expand your disclosure on page A-9 to explain the differences between
            Production volumes    and    Sales volumes,    and to explain any
differences with the
         disclosures of    Production volumes    and    Average sales prices
on page A-17.
Additional Disclosures
Oil and Gas Properties, Wells, Operations, and Acreage, page A-16

6. Please expand your disclosure to identify if there are any proved undeveloped reserves associated with the near-term expiring acreage.
Production, page A-17

7. Please expand your presentation to additionally disclose production, by final product sold,
 Graham Tiver
WOODSIDE ENERGY GROUP LTD
June 17, 2024
Page 3
         for each field or operational area that contains 15% or more of your total proved reserves for each period presented. Refer to the disclosure requirements in
Item 1204(a) of
         Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.
8. Please expand or modify your disclosure of LNG and Pipeline gas to provide the production volumes and average sales prices in terms of MMcf per unit of gas produced.
         Refer to the disclosure requirements in Items 1204(a) and (b)(1) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin,
Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments.



FirstName LastNameGraham Tiver                                Sincerely,
Comapany NameWOODSIDE ENERGY GROUP LTD
                                                              Division of
Corporation Finance
June 17, 2024 Page 3                                          Office of Energy
& Transportation
FirstName LastName